UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 8)*
Under the Securities Exchange Act of 1934
NATIONAL FUEL GAS COMPANY

(Name of Issuer)
Common Stock, par value $1 per share

(Title of Class of Securities)
636180101
(CUSIP Number)
Steven B. Klinsky
New Mountain Vantage, L.P.
787 Seventh Avenue, 49th Floor
New York, NY 10019
(212) 720-0300
Copies to:
Paul Reinstein
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004-1980
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
January 24, 2008
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 636180101	Page 2 of 26 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,310,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,310,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,310,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.3%

14	TYPE OF REPORTING PERSON

	OO

SCHEDULE 13D

CUSIP No. 636180101	Page 3 of 26 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		904,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		904,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	904,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.1%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No. 636180101	Page 4 of 26 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (California), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		909,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		909,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	909,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.1%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No. 636180101	Page 5 of 26 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (Texas), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		819,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		819,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	819,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.0%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No. 636180101	Page 6 of 26 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage Advisers, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,828,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,828,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,828,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON

	OO

SCHEDULE 13D

CUSIP No. 636180101	Page 7 of 26 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (Cayman) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,194,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,194,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,194,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.6%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D
CUSIP No. 636180101		Page 8 of 26 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage HoldCo Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,194,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,194,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,194,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.6%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D
CUSIP No. 636180101		Page 9 of 26 Pages

1	NAME OF REPORTING PERSON Steven B. Klinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,505,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,505,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,505,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.9%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D
CUSIP No. 636180101		Page 10 of 26 Pages

1	NAME OF REPORTING PERSON F. Fox Benton, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100

WITH	10	SHARED DISPOSITIVE POWER

		5000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D
CUSIP No. 636180101		Page 11 of 26 Pages

1	NAME OF REPORTING PERSON David M. DiDomenico

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D
CUSIP No. 636180101		Page 12 of 26 Pages

1	NAME OF REPORTING PERSON Frederic V. Salerno

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D
CUSIP No. 636180101		Page 13 of 26 Pages

1	NAME OF REPORTING PERSON NMV Special Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,677,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,677,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,677,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.2%

14	TYPE OF REPORTING PERSON

	OO

SCHEDULE 13D
CUSIP No. 636180101		Page 14 of 26 Pages

1	NAME OF REPORTING PERSON California Public Employees’ Retirement System

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		551,506

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,677,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		551,506

WITH	10	SHARED DISPOSITIVE POWER

		2,677,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,228,506

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.8%

14	TYPE OF REPORTING PERSON

	EP

     This Amendment No. 8, filed by the Reporting Persons (as defined below), amends the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 30, 2006, as amended, relating to the common stock, par value $1 per share (“Common Stock”), of National Fuel Gas Company, a New Jersey corporation (the “Issuer”).
ITEM 2. IDENTITY AND BACKGROUND
Item 2 is hereby amended and restated in its entirety as follows:
     (a) - (c) and (f). This Statement is filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company (“Vantage GP”), New Mountain Vantage, L.P., a Delaware limited partnership (“NMV”), New Mountain Vantage (California), L.P., a Delaware limited partnership (“NMVC”), New Mountain Vantage (Texas), L.P., a Delaware limited partnership (“NMVT”), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company (“NMV Advisers”), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company (“NMV Offshore”), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company (“NMV Offshore HoldCo”), Mr. Steven B. Klinsky, Mr. F. Fox Benton, III, Mr. David M. DiDomenico, Mr. Frederic V. Salerno (collectively, the “NMV Entities”), NMV Special Holdings, LLC, a Delaware limited liability company (“NMVSH”), and the California Public Employees’ Retirement System, a unit of the California State and Consumer Services Agency charged with oversight of the Public Employees’ Retirement Fund (“CalPERS”) (NMV Entities, NMVSH and CalPERS, collectively, the “Reporting Persons”). NMV, NMVC, NMVT, NMV Offshore HoldCo, Mr. Benton, Mr. DiDomenico, Mr. Salerno, NMVSH and CalPERS are referred to together as the “Purchasers.”1
     Vantage GP is the general partner of NMV, NMVC and NMVT and the managing member of NMVSH, and is principally engaged in the business of serving as NMV’s, NMVC’s and NMVT’s general partner and NMVSH’s managing member. NMV Offshore is the sole member of NMV Offshore HoldCo and NMV Offshore HoldCo was formed to hold securities on behalf of NMV Offshore. NMV Advisers serves as the investment advisor and manager of each of NMV, NMVC, NMVT and NMV Offshore and is principally engaged in the business of managing NMV, NMVC, NMVT and NMV Offshore.
     Each of NMV, NMVC, NMVT and NMV Offshore was formed to seek long-term capital appreciation primarily through investments in publicly traded equity securities of companies whose equity securities are listed primarily on a U.S. securities exchange.
     Mr. Klinsky is the sole managing member of Vantage GP and the sole member of NMV Advisers. Mr. Klinsky is engaged principally in the business of serving as the sole managing member of Vantage GP and the sole member of NMV Advisers and as the Chief Executive Officer and sole member of New Mountain Capital, L.L.C., a Delaware limited liability company (“New Mountain Capital”) which is principally engaged in managing private equity funds. Mr. Klinsky is a citizen of the United States of America.

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

     NMVSH’s sole members are Vantage GP and CalPERS. NMVSH was formed for the purpose of investing in shares of Common Stock and carrying out its investment strategy as further described in Item 6.
     CalPERS provides retirement and health benefits to more than 1.5 million public employees, retirees, and their families and more than 2,500 employers. CalPERS is the nation’s largest public pension fund with assets totaling more than $260 billion. The principal business address of CalPERS is Lincoln Plaza, 400 Q Street, Sacramento, CA 95814.
     Mr. Benton is currently employed as the President of Moreno Energy, Inc., a Texas Corporation (“Moreno Energy”). Moreno Energy is an energy investment company engaged principally in the business of owning direct interests in oil and gas properties and both private and public securities of energy companies. The principal business address of Moreno Energy is 8818 Stable Crest Blvd., Houston, TX 77024. Mr. Benton is a citizen of the United States.
     Mr. DiDomenico is currently employed as a Managing Director of NMV Advisers and New Mountain Capital. Mr. DiDomenico is a citizen of the United States.
     Mr. Salerno currently serves as a Senior Advisor to New Mountain Capital. Mr. Salerno is a citizen of the United States.
     The principal business address of each of the NMV Entities (other than NMV Offshore, NMV Offshore HoldCo and Mr. Benton) is 787 Seventh Avenue, 49th Floor, New York, NY 10019. The principal business address of each of NMV Offshore and NMV Offshore HoldCo is c/o Walkers SPV Limited, PO Box 908GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands. Mr. Benton’s principal business address is 919 Milam, Suite 1900 Houston, Texas 77002.
     The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached to this Statement as Exhibit 99.1. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
     (d) - (e). None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is hereby amended and restated in its entirety as follows:
     The aggregate purchase price of the 8,061,906 shares of Common Stock owned by the Purchasers is $290,183,685.29, including brokerage commissions. The shares of Common Stock owned by the Purchasers were acquired with working capital.

ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended by adding the following paragraph to the end thereof:
     On January 24, 2008, the Reporting Persons and the Issuer entered into an Agreement (the “Settlement Agreement”) relating to the Reporting Persons’ investment in the Issuer. The terms of the Settlement Agreement provide, among other things, as follows:
•	The Issuer agreed to increase the size of its Board of Directors (the “Board”) from 10 to 11 directors and to nominate the Reporting Persons’ candidate Frederic V. Salerno. In accordance with the Reporting Persons’ policies and at their request, Mr. Salerno will receive no compensation for his Board service as long as the Reporting Persons continue to own Common Stock. Mr. Salerno will be added to the Issuer’s original slate of the following continuing directors: Robert T. Brady, Rolland E. Kidder and John F. Riordan. All four candidates will be nominated to serve for a term to expire in 2011. Upon election to the Board, Mr. Salerno will join the Compensation and the Nominating/Corporate Governance Committees.
•	The Issuer will file a supplement to its proxy statement and a new voting card to reflect these nominees, which will be mailed to its stockholders.
•	The Reporting Persons will immediately cease efforts related to their proxy solicitation, and withdraw their proxy statement and their nominations.
•	In order to have separate individuals serve as Chairman of the Board and as Chief Executive Officer, the parties agree that, following the Issuer’s 2008 Annual Meeting of the Stockholders (“2008 Annual Meeting”), Philip C. Ackerman will continue to serve as Chairman of the Board and David F. Smith will be named Chief Executive Officer of the Issuer.
•	Future equity awards will vest or become exercisable only upon attainment of certain performance goals to be established by the Issuer’s Compensation Committee.
•	The Issuer and the Reporting Persons have agreed to a standstill whereby, until September 2009, the Reporting Persons will not, among other things: acquire Voting Securities (as defined in the Settlement Agreement) that would increase its beneficial ownership to more than 9.6 percent of the Issuer’s Voting Securities; engage in any proxy solicitations or advance any stockholder proposals; attempt to control the Board, management or policies; call a meeting of stockholders; obtain additional representation to the Board; or effect the removal of any member of the Board.
•	The Issuer and the Reporting Persons agree that the Issuer’s Appalachian acreage, including the Marcellus Shale, is extremely valuable and should be developed with all reasonable speed and on a commercially reasonable best efforts basis. The Issuer will provide, in conjunction with its quarterly conference call, information on these development efforts, to the extent material and not competitively sensitive.
•	The Issuer reaffirms that it intends to evaluate the divestiture of its assets in the Gulf of Mexico as one key alternative if performance targets set by the Issuer are not met during this fiscal year. The Issuer will keep stockholders apprised of its progress in conjunction with its quarterly conference call, to the extent material and not competitively sensitive.
•	The Reporting Persons will provide to the Issuer copies of all reports and analyses developed or based upon the research and analysis of Schlumberger Data and Consulting Services.
•	The Issuer will provide its new director, Mr. Salerno, with a copy of the Morgan Stanley report and the other reports, materials and information reviewed by non-executive directors of the Board in evaluating or analyzing the Reporting Persons’ suggestions.
•	The Issuer will, with the cooperation of the Reporting Persons, file motions to withdraw the petitions it previously filed with the Pennsylvania Public Utility Commission and the New York State Public Service Commission that had requested each regulatory agency take action with respect to the Reporting Persons’ investment in the Issuer.
•	The Issuer and the Reporting Persons agree that, on a semi-annual basis, designated representatives from the Reporting Persons will be provided an opportunity to meet with the Board. These meetings will afford the Reporting Persons an opportunity to bring its ideas to the Board for its reasonable consideration.
•	In addressing other corporate governance matters, the Issuer will amend the charters of the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee to provide for annual performance reviews of individual directors to be presented to the full Board; amend its administrative rules to provide that, subject to certain exceptions, future equity awards will vest or become exercisable only upon the attainment of certain performance goals; and cause the adoption or disclosure of target levels of beneficial ownership of shares of Common Stock for each director.
     The foregoing summary of the Settlement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Settlement Agreement attached as Exhibit 99.2 and incorporated herein by reference.
     A copy of the related press release issued on January 24, 2008, announcing the settlement of the proposed proxy solicitation by the Reporting Persons and the Issuer, is attached hereto as Exhibit 99.3 and is incorporated herein by reference.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and restated in its entirety as follows:
     (a). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 83,946,575 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of December 26, 2007, as reported in the Issuer’s definitive proxy statement for the 2008 Annual Meeting, as filed with the Securities and Exchange Commission on January 11, 2008.
     As of the close of business on January 23, 2008, as described below, the Reporting Persons may be deemed to beneficially own an aggregate of 8,061,906 shares of Common Stock representing, in the aggregate, approximately 9.6% of the issued and outstanding shares of Common Stock.

     As of the close of business on January 23, 2008, Mr. Klinsky may be deemed to beneficially own an aggregate of 7,505,100 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVT, NMV Offshore and NMVSH representing, in the aggregate, approximately 8.9% of the issued and outstanding shares of Common Stock. Mr. Klinsky disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVT, NMV Offshore and NMVSH, to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVT, NMV Offshore and NMVSH are held by persons other than Mr. Klinsky.
     As of the close of business on January 23, 2008, NMV Advisers may be deemed to beneficially own an aggregate of 4,828,100 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVT and NMV Offshore representing, in the aggregate, approximately 5.8% of the issued and outstanding shares of Common Stock. NMV Advisers disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVT and NMV Offshore, to the extent that partnership interests in NMV, NMVC, NMVT and NMV Offshore are held by persons other than NMV Advisers.
     As of the close of business on January 23, 2008, Vantage GP may be deemed to beneficially own an aggregate of 5,310,700 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVT and NMVSH representing, in the aggregate, approximately 6.3% of the issued and outstanding shares of Common Stock. Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVT and NMVSH to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVT and NMVSH are held by persons other than Vantage GP.
     As of the close of business on January 23, 2008, NMV Offshore may be deemed to beneficially own an aggregate of 2,194,400 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 2.6% of the issued and outstanding shares of Common Stock.
     As of the close of business on January 23, 2008, (i) NMV may be deemed to beneficially own an aggregate of 904,800 shares of Common Stock, representing approximately 1.1% of the issued and outstanding shares of Common Stock, (ii) NMVC may be deemed to beneficially own an aggregate of 909,100 shares of Common Stock, representing approximately 1.1% of the issued and outstanding shares of Common Stock, (iii) NMVT may be deemed to beneficially own an aggregate of 819,800 shares of Common Stock, representing approximately 1.0% of the issued and outstanding shares of Common Stock and (iv) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 2,194,400 shares of Common Stock, representing approximately 2.6% of the issued and outstanding shares of Common Stock.
     As of the close of business on January 23, 2008, NMVSH may be deemed to beneficially own an aggregate of 2,677,000 shares of Common Stock, representing approximately 3.2% of the issued and outstanding shares of Common Stock.
     As of the close of business on January 23, 2008, CalPERS may be deemed to beneficially own an aggregate of 3,228,506 shares of Common Stock that may be deemed to be beneficially owned by NMVSH and by CalPERS, representing approximately 3.8% of the issued and outstanding shares of Common Stock. CalPERS disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMVSH to the extent that membership interests in NMVSH are held by persons other than CalPERS.
     As of the close of business on January 23, 2008, Mr. Benton may be deemed to beneficially own 100 shares of Common Stock and an additional 5,000 shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy. These 5,100 shares of Common Stock represent less than 0.1% of the issued and outstanding shares of Common Stock.
     As of the close of business on January 23, 2008, Mr. DiDomenico may be deemed to beneficially own an aggregate of 100 shares of Common Stock, representing less than 0.1% of the issued and outstanding shares of Common Stock.
     As of the close of business on January 23, 2008, Mr. Salerno may be deemed to beneficially own an aggregate of 100 shares of Common Stock, representing less than 0.1% of the issued and outstanding shares of Common Stock.
     (b). Except as set forth below, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above. CalPERS may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 551,506 shares of Common Stock that CalPERS owns directly. Mr. Benton, Mr. DiDomenico and Mr. Salerno may each be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 100 shares of Common Stock that they each own directly, and Mr. Benton may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 5000 shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy.
     (c). Schedule A annexed hereto lists all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons.
     (d). No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.
     (e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 is hereby amended by adding the following paragraph to the end thereof:
     The information set forth in Item 4 with respect to the Settlement Agreement is hereby incorporated by reference herein.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated January 24, 2008, by and among the Reporting Persons

99.2	Settlement Agreement, dated January 24, 2008, by and among the Reporting Persons and the Issuer

99.3	Press Release issued January 24, 2008 by New Mountain Vantage Advisers, L.L.C. and the Issuer

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 24, 2008

NEW MOUNTAIN VANTAGE GP, L.L.C.

By:	/s/ Steven B. Klinsky

Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE, L.P.

By:	New Mountain Vantage GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky

Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.

By:	New Mountain Vantage GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky

Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (TEXAS), L.P.

By:	New Mountain Vantage GP, L.L.C., its general partner

By:	/s/ Steven B. Klinsky

Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

By:	/s/ Steven B. Klinsky

Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CAYMAN) LTD.

By:	/s/ Steven B. Klinsky

Steven B. Klinsky
Director

NEW MOUNTAIN VANTAGE HOLDCO LTD.

By:	/s/ Steven B. Klinsky

Steven B. Klinsky
Director

/s/ Steven B. Klinsky

Steven B. Klinsky

/s/ F. Fox Benton, III

F. Fox Benton, III

/s/ David M. DiDomenico

David M. DiDomenico

/s/ Frederic V. Salerno

Frederic V. Salerno

NMV SPECIAL HOLDINGS, LLC

By:	New Mountain Vantage GP, L.L.C.
its managing member

By:	/s/ Steven B. Klinsky

Steven B. Klinsky
Managing Member

California Public Employees’ Retirement System

/s/ Christianna Wood

By: Christianna Wood
Title: Senior Investment Officer

SCHEDULE A
TRANSACTIONS IN THE PAST SIXTY DAYS BY THE PURCHASERS
F. Fox Benton, III

		Approximate Price per Share
Date	Shares of Common Stock Purchased	(inclusive of commissions)
11/30/2007	100	$47.66
David M. DiDomenico

		Approximate Price per Share
Date	Shares of Common Stock Purchased	(inclusive of commissions)
12/6/2007	100	$48.59
Frederic V. Salerno

		Approximate Price per Share
Date	Shares of Common Stock Purchased	(inclusive of commissions)
11/29/2007	100	$48.33
CalPERS

		Approximate Price per Share
Date	Shares of Common Stock Purchased/(Sold)	(inclusive of commissions)
11/26/2007	(1,100)	$47.08
12/11/2007	(5,000)	$49.75
12/11/2007	5,000	$49.75
12/12/2007	(1,000)	$48.64
12/12/2007	(1,000)	$48.65
12/12/2007	(1,000)	$48.72
12/12/2007	(1,000)	$48.66
12/13/2007	(1,000)	$48.40
1/22/2008	(8,800)	$39.55
1/22/2008	(5,500)	$39.53